Exhibit 99.145

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is made effective as of the 30th day of April, 2020.

BETWEEN:

NEXTECH AR SOLUTIONS CORP. a company having an office at 349 Carlaw
Ave Suite 304 Toronto, ON M4M 2T1

(“NexTech”)

AND:

THE HOLDERS OF SHARES ISSUED BY JOLOKIA CORPORATION, as listed in Schedule

“A” hereto

(collectively, the “Jolokia Shareholders” and each a “Jolokia Shareholder”) (collectively the “Parties” and each a “Party”)

WHEREAS:

A.	NexTech is a public company with common shares listed for trading on the CSE (defined below);

B.	Jolokia Corporation (“Jolokia”) is a private company organized under the laws of California specializing in remote video training and live streaming software;

C.	The Jolokia Shareholders are the owners of all the issued and outstanding shares of Common Stock issued by Jolokia as set out in Schedule “A” hereto (the “Jolokia Shares”); and

D.	NexTech wishes to acquire and purchase all of the Jolokia Shares from the Jolokia Shareholders, and the Jolokia Shareholders wish to sell, assign and transfer all of the Jolokia Shares to NexTech in consideration for common shares of NexTech and such other consideration set out herein, upon and subject to the terms and conditions of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual representations and covenants herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties, the Parties agree as follows:

1.	DEFINITIONS

1.1	Definitions. As used in this Agreement, the following terms will have the following meanings:

(a)	“1933 Act” the United States Securities Act of 1933;

(b)	“Accounts Receivable” will mean the trade accounts receivable and other rights to payment owed to Jolokia (including interest thereon and the full benefit of any security interest of Jolokia therein), and any claim, remedy or other right related to the foregoing including as set out in Schedule “D-5” hereto;

(c)	“Affiliate” means as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) will mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities, by partnership, as trustee or executor, by contract or otherwise;

(d)	“Agreement” means this Share Purchase Agreement and any amendment, supplement or addendum to this Agreement;

(e)	“Applicable Laws” means all applicable rules, laws, policies, notices, orders and legislation of any kind whatsoever of any Governmental Authority or stock exchange having jurisdiction over the transactions contemplated hereby or the Parties;

(f)	“Assets” means collectively the Contracts; the Intellectual Property; Accounts Receivable; the computer software listed in Schedule “D-6” hereto, including without limitation all computer programs in source code or object code in any format and media and any and all related documentation; Business Records, the goodwill of the Jolokia Business, the assets described in Schedule “D-1” hereto and all such other assets, necessary for and used by Jolokia in the Jolokia Business, including all work products, including but not limited to all correspondence, documents, papers, drawings, reports, software, written records and data stored in any medium, in connection therewith and other associated and related assets;

(g)	“Booking” has the meaning set out in Section 2.5 herein;

(h)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(i)	“Business Records” has the meaning set out in Section 2.3 herein;

(j)	“Closing” means the closing of the transactions contemplated hereunder;

(k)	“Closing Date” means April 30, 2020, or such other date agreed to in writing by the Parties;

(l)	“Collateral Shares” has the meaning set out in Section 2.2 herein;

(m)	“Consideration Shares” has the meaning set out in Section 2.1 herein;

(n)	“Contract” means any of Jolokia’s contracts, purchase orders, licenses, agreements, orders, subscriptions, commitments, bookings and other engagements by or with third parties or customers, including the contracts set out in Schedule “D-3” hereto other than this Agreement;

(o)	“CSE” means the Canadian Securities Exchange;

(p)	“Derivative” means a subsequent version of the Inferno Platform, or software otherwise derived in any manner in whole or in part from the Inferno Platform;

(q)	“Determination Period” has the meanings set out in Section 2.5 herein;

(r)	“DRS” has the meaning set out in Section 5.3 herein;

(s)	“Earn-Out Shares” has the meaning set out in Section 2.5 herein;

(t)	“Employment Agreement” has the meaning set out in Section 3.3 herein;

(u)	“Financial Information” will mean the unaudited, internally-prepared financial information relating to the Jolokia Business that is attached as Schedule “D-7” hereto;

(v)	“Governmental Authorities” means any domestic or foreign government, whether federal, provincial, state, territorial, local, regional, municipal, or other political jurisdiction, and any agency, authority, instrumentality, court, tribunal, board, commission, bureau, arbitrator, arbitration tribunal or other tribunal, or any quasi- governmental or other entity, body, organization or agency, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government, including any Taxing Authority;

(w)	“Inferno Platform” means the video learning experience platform developed by Jolokia as further described in Schedule “D-2” hereto;

(x)	“Intellectual Property” means any Patents and all patentable materials, trade names, Trademarks, domain names, domain name registrations, URLs, formulas, data, websites, concepts, process instructions, licenses and sub-licenses, Trademark applications, copyrights, copyright applications, rights to inventions, invention disclosures, works of authorship, goodwill, trade secrets, know-how (including, without limitation, ideas, business and marketing plans, customer lists, vendor and supplier lists, customer data bases, customer purchasing history and other customer information), algorithms, data, software, source code, executable code, systems, tools, databases, firmware and related documentation, XML schema designs, XSL scripts, supporting databases (SQL), developments, discoveries, techniques, improvements, methods, processes, hardware, Intellectual Property Registration and rights to apply therefor, or other proprietary or intellectual property rights, documents, information and records (and any agreements in respect thereof or applications therefor) owned by Jolokia or any of its Affiliates or used in connection with the Jolokia Business or any of the Assets, including the intellectual property described in Schedule “D-2” and rights to collect royalties and proceeds with respect to any of the foregoing and rights to sue or recover and retain damages, costs, attorneys’ fees and any other remedies available for present and past infringement or misappropriation of any of the foregoing;

(y)	“Intellectual Property Registrations” will mean all registrations of Intellectual Property or applications therefor, including Patents, Trademark registrations and applications therefor, and copyright registrations and applications therefor;

(z)	“Jolokia” means Jolokia Corporation;

(aa)	“Jolokia Business” means the business carried on by Jolokia which primarily means, but is not limited to, Jolokia’s product and services known as the Inferno Platform;

(bb)	“Jolokia Employees” has the meaning set out in Section 3.3 herein;

(cc)	“Jolokia Indebtedness” has the meaning set out in Section 2.2 herein;

(dd)	“Jolokia Shareholders” has the meaning ascribed thereto on the face page of this Agreement;

(ee)	“Letter of Intent” means the binding letter of intent between Jolokia and NexTech dated March 9, 2020 and accepted by Jolokia on March 13, 2020;

(ff)	“Liens” means any lien, claim, mortgage, encumbrance, restriction, pledge, security interest, easement, pledge, hypothecation, adverse claim or title retention agreement, preferential right, trust, arrangement, contractual right of set-off, or other security agreement or arrangement of any nature or kind whatsoever;

(gg)	“NexTech” means NexTech AR Solutions Corp.;

(hh)	“NexTech Shares” means common shares in the capital of NexTech;

(ii)	“Non-Competition Agreement” has the meaning set out in Section 3.4 herein;

(jj)	“Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Authorities;

(kk)	“Patents” means, in any and all countries, patents and patent applications, and industrial design registrations, together with all continuations, continuations-in-part, divisionals, renewals, reissues, extensions, and re-examinations;

(ll)	“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a Governmental Authority or political subdivision or an agency or instrumentality thereof, the executors, administrators or other legal representatives of an individual in such capacity, and any other entity recognized by law;

(mm)	“Personal Information” means any information about an identifiable individual which is protected by any privacy law;

(nn)	“Privacy Law” means any Applicable Law relating to the protection of privacy;

(oo)	“Privacy Policies” means the practices policies and procedures of Jolokia in respect of Personal Information;

(pp)	“Securities” means collectively the Consideration Shares and the Earn-Out Shares;

(qq)	“Taxes” means: (i) all federal, state, local, foreign or other taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever that are similar in nature to taxes imposed by any Tax Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, imposed by any Tax Authority, including those levied on, or measured by, or referred to as income, gross receipts, profits, capital, transfer, land transfer, sales, ad valorem, use, value-added, excise, stamp, withholding, business, franchising, property (both real and personal), payroll, employee withholding, employment, occupation, health, employee health, social service, environmental, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all license, franchise and registration fees and taxes, all unemployment or employment insurance, workers’ compensation, health insurance, government pension plan premiums, and other obligations of the same or of a similar nature of any of the foregoing; (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any taxable period; and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person;

(rr)	“Taxing Authority” means any governmental taxing authority having jurisdiction in respect of the transactions contemplated herein;

(ss)	“Tax Returns” means all returns, declarations, reports, claims for refund, forms, designations, elections, estimates, information statements and other documents relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof, and the term “Tax Return” means any one of the foregoing Tax Returns;

(tt)	“Trademarks” will mean all registered and unregistered trademarks, service marks, trade dress, logos, slogans, trade names, service names and corporate and business names;

(uu)	“U.S. Person” has the meaning set out in Section 5.6(a) herein;

(vv)	“VWAP” has the meaning set out in Section 2.5 herein; and

(ww)	“Zip File” means the zip file created by or on behalf of the Jolokia Shareholders containing copies of (in the form provided by the Jolokia Shareholders to NexTech in the course of NexTech’s due diligence investigations) the information, contracts, agreements, subscriptions, service orders, policies, leases and such other records and documents set out in Schedule “D-3” hereto, which documents were made available to NexTech prior to the date hereof.

1.2	Construction. In this Agreement, unless otherwise expressly stated:

(a)	The terms “this Agreement”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement and any and all schedules hereto, and not to any particular article, section, paragraph, subparagraph, clause or portion hereof, and will include any agreement or instrument supplementary or ancillary hereto;

(b)	The division of this Agreement into articles, sections, paragraphs, subparagraphs and clauses and the insertion of headings is for convenience of reference only and does not affect the construction or interpretation of this Agreement;

(c)	Words importing the singular include the plural and vice versa, words importing the use of any gender include all genders and references to a “person” or “persons” include individuals, partnerships, associations, bodies politic, trusts, unincorporated organizations, corporations and any other entity and the rest of any sentence in which such words are contained is to be construed as if the necessary grammatical and terminological changes had been made;

(d)	All determinations and assessments reliant on the applicability of accounting principles will be made on the basis of generally accepted Canadian accounting principles;

(e)	The words “include” or “including” when following any general term or statement are not to be construed as limiting the general term or statement to the specific items or matters set forth, or to similar items or matters, but rather as permitting such general term or statement to refer to all other items or matters that could reasonably fall within its broadest possible scope; and

(f)	References herein to any agreement or instrument, including this Agreement, are deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time and any specific references herein to any legislation or enactment are deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time.

1.3	The following Schedules are attached to and form part of this Agreement: Schedule “A” The Jolokia Shareholders

Schedule “A”	The Jolokia Shareholders
Schedule “B-1”	The Consideration Shares
Schedule “B-2”	Earn-Out Shares
Schedule “B-3”	Voluntary Resale Restrictions
Schedule “B-4”	Registration and Delivery Instructions
Schedule “C”	United States Investor Representations
Schedule “D-1”	Assets
Schedule “D-2”	Intellectual Property
Schedule “D-3”	Contracts
Schedule “D-4”	Jolokia Employees
Schedule “D-5”	Accounts Receivable
Schedule “D-6”	Computer Software
Schedule “D-7”	Financial Information
Schedule “D-8”	Indebtedness
Schedule “E”	Employment Agreement
Schedule F	Non-Competition Agreement

2.	SHARE PURCHASE AND EARN OUT SHARES

2.1	Share Purchase. Subject to the terms and conditions of this Agreement, on the Closing Date:

(a)	Each of the Jolokia Shareholders hereby agrees to sell, assign and transfer all (and not less than all) of the Jolokia Shares owned by it as set forth in Schedule “A” hereto to NexTech, and NexTech agrees to purchase all (and not less than all) of the Jolokia Shares from each of the Jolokia Shareholders, in consideration for the number of NexTech Shares opposite the Jolokia Shareholder’s name as set forth in Schedule “B-1” hereto (the “Consideration Shares”). The Parties agree and acknowledge that: (i) each Consideration Share will be issued at a deemed price of US$1.00 per Share; (ii) all Consideration Shares will be subject to the resale restrictions set out in Section 5.3, 5.4 and 5.5 herein; and (iii) notwithstanding anything contained herein 100,000 of the aggregate 1,000,000 Consideration Shares issuable to the Jolokia Shareholders will be issued directly to NexTech in accordance with Section 2.2 herein.

(b)	NexTech will not be obliged to complete the purchase of any Jolokia Shares unless the purchase of all Jolokia Shares is completed simultaneously at the Closing.

2.2	Jolokia Indebtedness. The Parties agree that Jolokia maintains an outstanding line of credit in the amount of US$100,000, in favor of Chase Bank, more fully described in Schedule “D- 8” hereto (the “Jolokia Indebtedness”). Notwithstanding anything contained herein, the Jolokia Shareholders irrevocably authorize and direct NexTech to issue and register 100,000 of the aggregate 1,000,000 Consideration Shares (the “Collateral Shares”) to NexTech on Closing to facilitate the repayment of the Jolokia Indebtedness. Notwithstanding anything contained herein, NexTech will (in its sole discretion) be able to sell, use, hold, transfer or otherwise dispose of the Collateral Shares to satisfy the Jolokia Indebtedness. NexTech agrees to release, indemnify and hold harmless the Jolokia Shareholders, including Mark Pace in his capacity as Guarantor of the Jolokia Indebtedness, from any further repayment or other obligations in connection with and up to the amount of the Jolokia Indebtedness.

2.3	Business Records. On the Closing Date, the Jolokia Shareholders will deliver to NexTech copies of all customer accounts, emails and records, sales and purchase records, lists of suppliers, credit information, ledgers, files, cost and pricing information, business reports, plans and projections and all other correspondence data and information, financial or otherwise, in any format and media whatsoever, and any other documents of Jolokia or related to or maintained by the Jolokia Business which Jolokia or the Jolokia Shareholders may possess or NexTech may request (the “Business Records”). Such Business Records will include, but are not limited to, copies of those documents necessary to conduct business with suppliers and customers of the Jolokia Business, including software, passwords, usernames, and any other information pertinent to conducting the business pertaining to the Jolokia Business and the Assets.

2.4	Change of Authority. Effective as of the Closing Date, the Jolokia Shareholders will assist and cooperate in good faith with NexTech to alter the signatories of each bank account and other accounts of Jolokia.

2.5	Earn-Out Shares. The Parties agree that if during the period from the Closing Date to April 30, 2021 (the “Determination Period”), the Inferno Platform has generated Bookings which have resulted in or will result in gross revenues to Jolokia in a target amount set out in Schedule “B-2” hereto, then NexTech will issue the Jolokia Shareholders the corresponding aggregate amount of Shares in accordance with Schedule “B-2” (the “Earn-Out Shares”) within ten (10) Business Days of the end of the Determination Period, subject to: (a) each Jolokia Shareholder delivering a duly and accurately completed U.S. Investor Representation certificate (dated effective as at the issuance date of any Earn-Out Shares) in the form attached as Schedule “C” or in such other form requested by NexTech in order to determine the availability of a registration exemption for the issuance of such Earn-Out Shares; and (b) NexTech’s set-off right set out in Section 8.3 herein . For greater certainty, NexTech will issue the Earn-Out Shares to the Jolokia Shareholders on a pro-rata basis based on the Earn-Out Share Ownership Percentages set out in Schedule “B-1” hereto.

The number of Earn-Out Shares issuable will be calculated by dividing the aggregate value of Earn Out Shares issuable to the Jolokia Shareholders by the volume-weighted average price (the “VWAP”) of NexTech Shares on the CSE (or such other stock exchange where the majority of the trading volume occurs) for the twenty (20) trading days prior to the end of the Determination Period, subject to the policies of the CSE. For illustration purposes only, if the VWAP is calculated to be US$1.00 and the Inferno Platform has produced US$1,000,000 in Bookings during the Determination Period (and no set-off amount is subtracted pursuant to Section 8.3 herein), then $1,500,000 worth of Earn-Out Shares are issuable to the Jolokia Shareholders as follows:

US$1,500,000/US$1.00 = 1,500,000 Earn Out Shares

Notwithstanding anything contained herein, no Earn-Out Shares will be issued prior to April 30, 2021 and there is no obligation on NexTech to issue the Earn-Out Shares to the Jolokia Shareholders unless the Inferno Platform has in the aggregate generated Bookings which have resulted in or will result in a gross revenue amount set out in Schedule “B-2” hereto during the Determination Period. For greater certainty, if a Booking was made during the Determination Period and then also cancelled during the Determination Period or prior to the issuance of the Earn-Out Shares, such Booking will not count towards determining whether a target amount in Schedule “B-2” has been met. The Parties agree and acknowledge that all Earn-Out Shares will be subject to the resale restrictions set out in Section 5.3, 5.4 and 5.5 herein.

For purposes of this Agreement, a “Booking” means any new and monthly recurring revenue for the Inferno Platform that was booked and agreed to after the Closing Date by a customer who has not been a customer of Jolokia at any time prior to the Closing Date. Notwithstanding the foregoing, a Booking will also include any incremental monthly recurring revenue for the Inferno Platform that was booked and agreed to after the Closing Date by a customer who was previously a customer of Jolokia prior to the Closing Date if such aggregate revenue booked during the Determination Period represents an increase in the aggregate revenue paid by such customer for the December 31, 2019 calendar year. For greater certainty, only the aggregate increase in revenue above the aggregate December 31, 2019 calendar year revenue will represent a Booking.

2.6	Taxes. Each Jolokia Shareholder will be responsible for any and all transfer, documentary, use, stamp, registration, sales or other transaction Taxes, duties and other similar charges and fees payable in connection with the sale of its Jolokia Shares to NexTech or the transactions and payments contemplated hereby. The Jolokia Shareholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to such Taxes and fees.

2.7	Registration of NexTech Shares. Each Jolokia Shareholder will provide NexTech with a completed registration and delivery instructions form in the form attached as Schedule “B-4” hereto on Closing. NexTech will be permitted to rely on the accuracy of the information provided by such Jolokia Shareholder in the registration and delivery information form and will use the information provided in the registration delivery information form to prepare a treasury order for the issuance of the Consideration Shares to the Jolokia Shareholder on the Closing Date and the issuance of any Earn-Out Shares to the Jolokia Shareholder issuable under Section 2.5 herein.

3.	JOLOKIA BOARD AND MANAGEMENT RECONSTITUTION & EMPLOYEES

3.1	Jolokia Board and Management Reconstitution. Effective as of the Closing Date, the Jolokia Shareholders agree that Evan Gappelberg will be the sole director and officer of Jolokia (the “Jolokia Board and Management Reconstitution”). The Jolokia Shareholders agree to take all reasonable commercial steps prior to the Closing to effect the Jolokia Board and Management Reconstitution upon the Closing.

3.2	Resignations. At the Closing, the Jolokia Shareholders will deliver resignations to NexTech of those directors and officers of Jolokia to NexTech who are either not continuing with Jolokia or are continuing in a different capacity or role.

3.3	Employees & Employment Agreements. NexTech, concurrently with the execution of this Agreement, agrees to cause Jolokia to enter into employment agreements in the form attached as Schedule “E” hereto (an “Employment Agreement”) with each Jolokia Shareholder (i.e. being Pete Mastin, Mark Pace, Daniel Seoane and John Mitchell), effective as of the Closing Date. The Parties acknowledge and agree that the foregoing Employment Agreements will supersede and replace any prior or pre-existing employment agreements, contracts or arrangements between the Jolokia Shareholder and Jolokia. The Parties agree and acknowledge that: (i) effective as at Closing, the individuals noted in Schedule “D-4” hereto (the “Jolokia Employees”) will be the only employees of Jolokia; (ii) the Jolokia Shareholders will, prior to Closing have caused Jolokia to terminate all employment agreements and arrangements with all other Persons other than the Jolokia Employees; and (iii) the Jolokia Shareholders will pay such terminated employees any severance, termination, vacation entitlements, bonuses, compensation (deferred or otherwise) or other such payments owing (if any) prior to the Closing, and provide such evidence thereof satisfactory to NexTech acting reasonably.

3.4	Non-Competition Agreement. In connection with the transactions contemplated herein, the Jolokia Shareholders, concurrently with the execution of this Agreement, will deliver to NexTech duly executed non-competition agreements in the form attached as Schedule “F” hereto (a “Non-Competition Agreement”).

3.5	Defects. The Jolokia Shareholders acknowledge and agree that in their capacities as continuing employees of Jolokia following the Closing Date, they will continue to assume responsibility for correcting all programming errors or defects in the Inferno Platform, whether existing as of the Closing Date or appearing from time to time thereafter, which obligations will continue during their respective terms of employment by Jolokia.

4.	CLOSING & PRE-CLOSING OBLIGATIONS.

4.1	Closing. Upon occurrence of the Closing, the Closing will be deemed to have occurred at 1:00 p.m. (Vancouver Time) on the Closing Date or such other time as agreed to by the Parties (in writing).

4.2	Jolokia Shareholder Deliveries. On the Closing Date:

(a)	each Jolokia Shareholder will deliver to NexTech a duly executed “Stock Assignment Separate from Certificate” providing for the transfer of his Jolokia Shares to NexTech;

(b)	each Jolokia Shareholder will deliver to NexTech a duly completed “Registration and Delivery Instructions” form in the form attached as Schedule “B-4” hereto;

(c)	the Jolokia Shareholders will cause Jolokia to deliver a consent resolution authorizing the transfer of the Jolokia Shares to NexTech, cancel the existing share certificates representing the Jolokia Shares, issue a new share certificate representing the Jolokia Shares registered to NexTech, and record the changes in ownership of the Jolokia Shares on Jolokia’s share ledger;

(d)	each Jolokia Shareholder will deliver to NexTech, a U.S. Investor Representations certificate completed by such individual in the form attached as Schedule “C” hereto;

(e)	the Jolokia Shareholders will deliver executed Non-Competition Agreements signed by each of the Jolokia Shareholders;

(f)	the Jolokia Shareholders will deliver the Business Records to NexTech in accordance with Section 2.3 herein;

(g)	the Jolokia Shareholders will deliver such documents evidencing the change in authority contemplated in Section 2.4 herein;

(h)	the Jolokia Shareholders will deliver signed and completed resignations in order to effect the Jolokia Board and Management Reconstitution;

(i)	each Jolokia Shareholder will deliver a counter-signed copy of their respective Employment Agreements to NexTech;

(j)	the Jolokia Shareholders will deliver the Zip File to NexTech;

(k)	the Jolokia Shareholders will deliver a certified securities register of Jolokia evidencing:

(i)	the transfer of the Jolokia Shares from the Jolokia Shareholders to NexTech; and (ii) NexTech as the sole owner of all Jolokia Shares as at Closing;

(l)	the Jolokia Shareholders will deliver signed and completed releases in favor of Jolokia and NexTech from all Jolokia Shareholders and such other former officers and directors of Jolokia as reasonably requested by NexTech with respect to such individuals’ employment and involvement with Jolokia and the Jolokia Business prior to the Closing; and

(m)	each Jolokia Shareholder will take such further steps, provide such assistance as may be necessary to effect the transfer of the Jolokia Shares to NexTech and provide all other documents, agreements, instruments, assignment agreements, consents or certificates, as may be reasonably requested by NexTech to give effect to the terms of and transactions contemplated under this Agreement.

4.3	NexTech’s Deliveries. On the Closing Date, NexTech will deliver or cause to be delivered the to Jolokia Shareholders the following:

(a)	the Consideration Shares (less the Collateral Shares) in exchange for the Jolokia Shares;

(b)	executed Employment Agreements for each of Pete Mastin, Mark Pace, Daniel Seoane and John Mitchell;

(c)	counter-signed Non-Competition Agreements; and

(d)	all other documents, agreements, instruments, consents or certificates, as may be reasonably requested by the Jolokia Shareholders to give effect to the terms of this Agreement.

4.4	Further Action. Prior to the Closing, NexTech shall use its reasonable commercial efforts and pay all expenses necessary: (a) to obtain any licenses, permits, consents, approvals, authorizations, qualifications and Orders of Governmental Authorities and parties to contracts as are required by NexTech in connection with the consummation of the transactions contemplated hereby; and (b) to effect all necessary registrations and filings required by NexTech (if any).

5.	ACKNOWLEDGEMENTS AND COVENANTS OF JOLOKIA SHAREHOLDERS

5.1	Restriction Period. NexTech covenants and agrees that for a period of twelve (12) months following the Closing Date (“Restriction Period”), NexTech will use reasonable commercial efforts during the Restriction Period to support all marketing and sales efforts of Jolokia in connection with the Inferno Platform and the other Contracts related to the Inferno Platform. Such efforts during the Restriction Period will include, without limitation, employing NexTech’s marketing and sales expertise, including the issuance of press releases, blogs, outbound email and social marketing activity and other normal and customary marketing efforts standard in the industry. The above activities will be undertaken with a view to maximizing the number of Bookings resulting in gross revenue from the Inferno Platform and the other Contracts relating to the Inferno Platform, thereby maximizing the resulting Earn Out Shares payable to the Jolokia Shareholders under this Agreement during the Restriction Period. NexTech and the Jolokia Shareholders acknowledge and agree that any post-Closing staffing transitions during the Restriction Period will be scheduled to avoid any disruption to the Jolokia Employees and any material adverse effect upon such development and marketing efforts. Any re-assignments during the Restriction Period of the Jolokia Employees and additional engineering personnel assigned by NexTech to the Inferno Platform will be subject to the prior approval of Pete Mastin and Mark Pace, which approval may be withheld in their sole and absolute discretion, provided such employee’s conduct does not constitute dishonesty, fraud, deceit, or willful misconduct.

5.2	Use of Technology after Closing. The Jolokia Shareholders acknowledge that after the Closing:

(a)	Following the Restriction Period, NexTech will be free to develop, abandon, transfer, sell, license or otherwise deal with the Jolokia Shares, the Assets and Jolokia Business without consent or claim by the Jolokia Shareholders; and

(b)	the Jolokia Shareholders will not use, develop or distribute, or permit any Affiliate to use, develop or distribute the Intellectual Property, Derivatives or any software which incorporates the Intellectual Property.

5.3	Canadian Hold Period. Each Jolokia Shareholder acknowledges and agrees that the Securities may not be traded for a period of four months plus one day from the date of issuance. Each Jolokia Shareholder acknowledges and agrees that the certificates or Direct Registration System (“DRS”) statements (as applicable) representing the Securities will contain legends denoting the restrictions on transfer imposed by National Instrument 45-102 – Resale Restrictions, as follows:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE e [the date that is four months and a day after the issuance date will be inserted].”

5.4	U.S. Hold Period. Each Jolokia Shareholder acknowledges and agrees that the certificates or DRS statements (as applicable) representing the Securities will bear an additional legend substantially in the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEXTECH AR SOLUTIONS CORP. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT (“REGULATION S”); OR (C) IN ACCORDANCE WITH ANY OTHER REGISTRATION EXEMPTION EVIDENCED BY AN OPINION OF COUNSEL OF RECOGNIZED STANDING AND REASONABLY ACCEPTABLE TO THE COMPANY AND THE TRANSFER AGENT, AVAILABLE UNDER THE SECURITIES ACT AND APPLICABLE STATE LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR ELSEWHERE.

A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY,” MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S AND APPLICABLE FOREIGN LAW.

5.5	Voluntary Resale Restrictions: Each Jolokia Shareholder acknowledges and agrees that the Securities will be subject to additional voluntary resale restrictions in accordance with Schedule “B-3” attached hereto and the certificates or DRS statements (as applicable) representing the Securities will be legended by NexTech and/or its transfer agent accordingly.

5.6	Acknowledgments. Each Jolokia Shareholder acknowledges, confirms and agrees with the following:

(a)	none of the Consideration Shares and Earn-Out Shares have been or will be registered under the 1933 Act or the securities laws of any U.S. state and may not be offered or sold, directly or indirectly, in the United States to, or for the account or benefit of, a U.S. person (as defined in Rule 902 of Regulation S promulgated under the 1933 Act, which definition includes, but is not limited to, an individual resident in the United States and an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or company organized or incorporated under the laws of the United States) (a “U.S. Person”) unless registered under the 1933 Act and the securities laws of all applicable U.S. states or unless an exemption from such registration requirements is available, and NexTech has no obligation or present intention of filing a registration statement under the 1933 Act in respect of any of the Consideration Shares or Earn-Out Shares;

(b)	the Jolokia Shareholder agrees not to offer, sell or transfer the Consideration Shares or Earn-Out Shares within the United States or to, or for the account or benefit of, a U.S. Person, unless the Consideration Shares and Earn-Out Shares, respectively, are registered under the 1933 Act and the securities laws of all applicable states or an exemption from such registration requirement is available;

(c)	that there may be material tax consequences to the Jolokia Shareholder of an acquisition, disposition of any of the Securities, and it has obtained appropriate tax advice and is not relying on NexTech for any such advice;

(d)	the transfer of the Jolokia Shares and the issuance of NexTech Shares will be made pursuant to applicable exemptions from the formal takeover bid and registration and prospectus (or equivalent) requirements of the Applicable Laws;

(e)	with respect to the Securities:

(i)	the Jolokia Shareholder is restricted from using certain of the civil remedies available under the Applicable Laws;

(ii)	there is no government or other insurance covering the Securities;

(iii)	there are risks associated with the acquisition of the Securities;

(iv)	there are restrictions on the Jolokia Shareholders’ ability to resell Securities, and it is the responsibility of such Jolokia Shareholder to find out what those restrictions are and to comply with them before selling Securities; and

(v)	no securities commission, stock exchange or similar regulatory authority has reviewed or passed on the merits of an investment in the Securities;

5.7	Personal Information. Each Jolokia Shareholder expressly acknowledges and agrees that it consents to the disclosure of personal information by NexTech to the CSE, applicable securities exchanges and commissions and Governmental Authorities, including but not limited to a Form 9 – Notice of Proposed Issuance of Securities, to be filed with the CSE, the information to be contained in Form 45-106F1 – Report of Exempt Distribution, as applicable, to be filed with the applicable securities regulatory authorities, and the information to be contained in a Form D – Notice of Exempt Offering of Securities with the applicable securities regulatory authorities in the United States of America.

6.	REPRESENTATIONS AND WARRANTIES OF THE JOLOKIA SHAREHOLDERS

6.1	Knowledge.

(a)	Whenever in this Agreement a representation and warranty is qualified by the statement “to the best knowledge” of the Jolokia Shareholders or any similar statement, that statement will mean to the best knowledge of Mark Pace and Pete Mastin after having made due and reasonable inquiries and investigations.

(b)	Whenever in this Agreement a representation and warranty is qualified by the statement “to the actual knowledge of the Jolokia Shareholders,” or similar statement, that statement will mean the current, actual knowledge of Mark Pace and Pete Mastin, without any duty of independent investigation.

6.2	Each Jolokia Shareholder jointly and severally represents and warrants to NexTech as follows

(a)	Shares. He is the registered and beneficial owner of the Jolokia Shares as set out in Schedule “A” hereto, which he holds free and clear all Liens and has the complete and unrestricted power and the unqualified right to sell, assign, transfer and deliver the Jolokia Shares to NexTech and NexTech will acquire at Closing good and valid title to the Jolokia Shares free and clear of all Encumbrances.

(b)	U.S. Investor Representations. He has duly and accurately completed Schedule “C” hereto.

(c)	Solvency. The Jolokia Shareholder is not insolvent and has not committed any act of bankruptcy, proposed any compromise or arrangement or taken any proceedings with respect thereto and no encumbrance or receiver has taken possession of any of his property nor is any of the foregoing pending nor has any of the foregoing been threatened in writing.

(d)	Corporate Status. Jolokia is a corporation duly incorporated, organized and validly existing under the laws of the state of California.

(e)	Authority. The Jolokia Shareholders each have all requisite legal power, competence and authority to enter into and perform this Agreement in accordance with its terms. The Jolokia Shareholders have full power and absolute authority and capacity to enter into this Agreement and to carry out their obligations hereunder and to consummate the transactions contemplated. This Agreement, when executed and delivered, will constitute the legal and binding obligation of the Jolokia Shareholders, enforceable against the Jolokia Shareholders in accordance with its terms.

(f)	Subsidiaries. Jolokia has no subsidiaries or Affiliates.

(g)	Corporate Records. The corporate records, including all governing documents, minutes of meetings and resolutions of shareholders, directors and any committees, the share certificates, register of securityholders and register of directors of Jolokia are complete and accurate and all corporate proceedings and actions reflected in such corporate records have been conducted or taken in compliance with all Applicable Laws and with the constitution of Jolokia. The constating documents of Jolokia are in the form contained in its respective minute books and no modifications or alterations have been proposed or approved by its shareholders.

(h)	Shareholders’ Agreements. Jolokia has never been subject to, or affected by, any shareholders agreement. There are no agreements between the securityholders holders, pooling agreements, voting trusts, proxies or other similar agreements, arrangements or understandings with respect to the ownership or voting of any of the Jolokia Shares or other securities of or interests in Jolokia.

(i)	Authorized and Issued Capital. Jolokia is authorized to issue 1,000,000 shares of Class A common stock without par value, of which 1,000,000 fully paid shares are validly issued and outstanding as of the date hereof, registered in the names of and beneficially owned by the Jolokia Shareholders as set out in Schedule “A” hereto.

(j)	Outstanding Securities. Other than the Jolokia Shares, there are no other outstanding shares, options, warrants, convertible notes or debentures, agreements, documents, instruments or other writings of any kind whatsoever which constitute a “security” of Jolokia (as that term is defined in the Applicable Laws).

(k)	No Other Agreements to Purchase. There are no options, agreements, rights of first refusal or other rights capable of becoming such to acquire all or any part of the Jolokia Shares or any securities of Jolokia and no Person has any right to require Jolokia to issue any Jolokia Shares or any security convertible into or exercisable or exchangeable for securities of Jolokia.

(l)	Dividends and Distributions. No dividends or other distributions of any kind whatsoever on any shares in the capital of Jolokia have been made, declared or authorized.

(m)	Licenses and Permits. Jolokia holds all licenses and permits that are required for carrying on the Jolokia Business in the manner in which such business has been carried on. Schedule “D-3” describes each permit (if any) held by Jolokia that is necessary or desirable for the operation of the Jolokia Business, together with the name of the Governmental Authority or entity issuing such Permit. Such permits are valid and in full force and effect, and none of such permits will be terminated or impaired or become terminable as a result of the transactions contemplated hereby.

(n)	Compliance with Laws. Jolokia has conducted and is conducting its business in all material respects in compliance with all Applicable Laws in the jurisdictions in which the Jolokia Business is carried on.

(o)	No Unlawful Payments. Neither Jolokia nor, to the best of the knowledge of the Jolokia Shareholders, any director, officer, agent, employee or other person associated with or acting on behalf of Jolokia has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of applicable foreign corrupt practices legislation, including the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(p)	Sufficiency of Assets. The Jolokia Business is the only business operation carried on by Jolokia. The Assets include all rights, Intellectual Property and property necessary to enable Jolokia to conduct the Jolokia Business after the Closing substantially in the same manner as it was conducted prior to the Closing.

(q)	Title to Assets.

(i)	Good Title. Jolokia has good and marketable title in and to all of the Assets (including proprietary or Intellectual Property included in the Assets) and such are not subject to any mortgage, pledge, Lien, lease, claim, encumbrance, charge, security interest, royalty obligations or other interest or claim of any kind or nature whatsoever, and Jolokia does not license any component thereof from a third party. There are no material agreements or arrangements between Jolokia and any third party which are reasonably likely to have a material effect upon Jolokia’s title to and other rights respecting the Assets. Jolokia has the sole right to bring actions for infringement of any Intellectual Property.

(ii)	No Rights to Acquire Assets. There are no written or oral agreements, options, understandings, commitments, or other rights or privilege pursuant to which Jolokia is, or may become, obligated to sell any of the Assets or the Jolokia Business.

(iii)	Protection of Ownership Interest. Jolokia has taken and will take all reasonable security measures to protect the secrecy, confidentiality and value of all Intellectual Property. Jolokia has not taken any action or, to the actual knowledge of the Jolokia Shareholders, failed to take an action that directly or indirectly caused the proprietary information contained in the Assets to enter the public domain or in any way affected its value or Jolokia’s absolute and unconditional ownership thereof.

(iv)	No Limitation on Assets. Except as set forth and limited by the provisions of Section 5.1, NexTech will be subject to no limitations, obligations or restrictions with regard to the sale, license, distribution or other transfer or exploitation of the Assets. To the best knowledge of the Jolokia Shareholders, all rights to any tangible or intangible property material (including, but not limited to, all Intellectual Property) to the Assets have been validly transferred to Jolokia free of any adverse claims by any predecessor entity, or any partner, limited partner, security holder or creditor of any such predecessor entity, and no such property rights remain in any such entity. Jolokia is under no obligation to pay any other party any royalties or other fixed or contingent amounts based upon the sale, license, distribution or other use or exploitation of the Assets.

(r)	Condition of Assets. The tangible assets of Jolokia, taken as a whole, are in good operating condition and repair (subject to normal wear and tear and other impairments of value which do not materially interfere with the use of such assets in the ordinary course of business).

(s)	Intellectual Property.

(i)	Intellectual Property. Schedule “D-2” sets forth a true, accurate and complete description of the Intellectual Property owned by Jolokia and all material agreements entered into with respect to the Intellectual Property. Jolokia owns all right, title or interest in and to the material Intellectual Property described in Schedule “D-2”.

(ii)	Trademarks. Schedule “D-2” hereto sets forth an accurate and complete list of all registered Trademarks and applications for registration of Trademarks and of all material unregistered Trademarks of Jolokia (if any). To the actual knowledge of the Jolokia Shareholders, no Person is using any Trademarks in a manner that infringes Jolokia’s rights in the Trademarks. There are no limited use, concurrent use, co-existence or similar agreements with respect to any Trademarks of Jolokia.

(iii)	Domain Names. Schedule “D-2” hereto sets forth an accurate and complete list of all of Jolokia’s Internet domain names.

(iv)	Copyrights. Schedule “D-2” hereto sets forth an accurate and complete list of all registered copyrights and all of Jolokia’s pending applications for registration of copyrights (if any).

(v)	Patents. Neither Jolokia nor any Affiliate thereof owns any right with respect to any Patent that is material to the Jolokia Business as currently conducted.

(vi)	Intellectual Property Registrations. To the actual knowledge of the Jolokia Shareholders, the Intellectual Property Registrations of Jolokia are subsisting and valid and enforceable in their respective jurisdictions of registration in accordance with the applicable Laws of such jurisdictions. The foregoing will not be construed as any representation that any of Jolokia’s Intellectual Property Registration will issue on any application therefor. Jolokia has not taken any action or failed to take any action that reasonably would be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of its Intellectual Property Registrations. Without limiting the generality of the foregoing, all filing, examination, issuance, and post registration fees associated with or required with respect to any of Jolokia’s Intellectual Property Registrations that were due prior to the Closing have been timely paid.

(vii)	No Opposition to Intellectual Property Registrations. None of Jolokia’s Intellectual Property Registrations are involved in any pending or, to the actual knowledge of the Jolokia Shareholders, threatened or opposition, cancellation or similar proceeding, and no such proceeding has been threatened in writing. Jolokia has not: (A) received notice of any lawsuit, threat or claim challenging its title, free and clear of any Liens, in and to any Intellectual Property or alleging (1) that any Intellectual Property right is invalid, unenforceable or misused or (2) that Jolokia or any Affiliate thereof has breached any Contract relating to any Intellectual Property; or (B) brought or threatened in writing to bring any action for or alleged in writing (1) any infringement or misappropriation of any Intellectual Property, (2) in connection with the Jolokia Business, the unenforceability, invalidity or misuse of Intellectual Property of any third party or (3) the breach of any Contract relating to the Intellectual Property. To the actual knowledge of the Jolokia Shareholders, no Person is misappropriating, infringing, diluting or violating, in any material respect, any Intellectual Property right.

(viii)	No Orders. No Intellectual Property of Jolokia is subject to any outstanding Order restricting the use thereof by Jolokia or any Affiliate thereof, or, with respect to the Assets, the sale, transfer, assignment or licensing thereof by Jolokia or any Affiliate thereof to any person.

(ix)	No Violation of Third-Party Rights. To the best knowledge of the Jolokia Shareholders the use of the Assets in the conduct of the Jolokia Business have not and do not infringe or conflict with the rights of others under any intellectual property in any jurisdiction in the world. To the actual knowledge of the Jolokia Shareholders no third party has a claim or potential claim against Jolokia or the Assets arising from a contributory input, whether intellectual, contribution of equipment, or otherwise into the development of the Assets.

(x)	Development of Intellectual Property. The Intellectual Property has been developed internally by Jolokia by its employees within the scope of their employment without the use of independent contractors or any other third parties.

(xi)	Third Party Software. Any third-party software incorporated into or used in connection with the Intellectual Property by Jolokia is licensed to Jolokia and can be assigned at no additional cost to NexTech as part of the Intellectual Property to allow it to be exploited in the normal course if requested by NexTech.

(xii)	No Indemnity Obligations. Neither Jolokia nor the Jolokia Shareholders have agreed to indemnify any third party for or against any infringement of any Intellectual Property.

(t)	Taxes.

(i)	There are no tax Liens against Jolokia, the Assets or the Jolokia Business and, to the actual knowledge of the Jolokia Shareholders, there is no basis for any such Lien.

(ii)	To the best knowledge of the Jolokia Shareholders, Jolokia does not have any unrecorded Tax liabilities.

(iii)	All Tax Returns and reports of Jolokia required by law to have been filed have been filed and are substantially true, complete and correct and all Taxes and other government charges of any kind whatsoever of Jolokia have been paid.

(iv)	Adequate provision has been made for Taxes payable by Jolokia for the current period for which tax returns are not yet required to be filed and there are no agreements, waivers or other arrangements of any kind whatsoever providing for an extension of time with respect to the filing of any tax return by, or payment of, any tax or governmental charge of any kind whatsoever by Jolokia.

(v)	Jolokia has withheld from each payment made by it the amount of all Taxes and other deductions required under any Applicable Laws to be withheld therefrom and has remitted all those amounts withheld and paid all instalments of Taxes due and payable before the date hereof to the relevant Governmental Entity within the time prescribed under any Applicable Laws.

(u)	Employment and Employee Benefit Matters.

(i)	Schedule “D-4” lists the employees, independent contractors or other non- employees who supply their services under personal services contracts (whether written or oral).

(ii)	All of the employee benefit, bonus, incentive, profit sharing, termination, change of control, pension, health, welfare, life insurance or similar plans maintained by Jolokia (if any) are listed on Schedule “D-4.”

(iii)	Jolokia is not a party to or bound by or subject to any collective bargaining agreement or other similar arrangement with any labour union or employee association nor has it made any commitment to or conducted any negotiation or discussion with any labour union or employee association with respect to any future agreement or arrangement and, to the best knowledge of the Jolokia Shareholders, there is no current application for certification or other attempt to organize or establish any labour union or employee association with respect to employees of Jolokia;

(iv)	Other than the Employment Agreements and required employee terminations contemplated herein, Jolokia nor the Jolokia Shareholders have made any commitment verbally or in writing to increase the wages, or modify the other conditions or terms of employment, of any of the employees.

(v)	To the actual knowledge of the Jolokia Shareholders, Jolokia has complied with, and operated its business in accordance with, all Applicable Laws relating to employment and labor matters, including employment and labor standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labor relations matters; there are no current, pending or, to the actual knowledge of the Jolokia Shareholders, threatened claims, complaints or proceedings of any kind involving Jolokia, or to the actual knowledge of the Jolokia Shareholders, any current or former employees of Jolokia before any Governmental Authority with respect to any of the above matters; and there are no facts known to Jolokia that could reasonably be expected to give rise to any such claim, complaint or proceeding;

(vi)	no Person will, as a result of the transactions contemplated hereby, become entitled to (1) any retirement, severance, bonus or other such payment, (2) the forgiveness or postponement of payment of any indebtedness owing to Jolokia, or (3) receive any additional payments or compensation;

(vii)	all accruals for unpaid vacation pay, premiums for employment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and other employee benefits have been reflected in the books and records of Jolokia; and

(viii)	To the actual knowledge of the Jolokia Shareholders, no employee of Jolokia has breached any agreement such that Jolokia would be liable to other parties to the breached agreement for employing or continuing to employ the employee and no employees are subject to any restrictions which would limit an employee’s activities on behalf of Jolokia, including without limitation matters relating to previous inventions, discoveries or other items of Intellectual Property.

(v)	Financial Information.

(i)	Attached as Schedule “D-7” hereto are true and complete copies of the Financial Information. The Financial Information fairly presents in all material respects (A) the assets and liabilities of Jolokia and the Jolokia Business as of December 31, 2019, 2018, 2017 and 2016 and three month interim period ended March 31, 2020.; and (B) the revenues and expenses of Jolokia for the year ended December 31, 2019, 2018, 2017 and 2016 and three month interim period ended March 31, 2020.

(ii)	Jolokia does not have any indebtedness, obligations or other liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) that would have been required to be reflected in, reserved against or otherwise described in the Financial Information which was not fully reflected in, reserved against or otherwise described in the Financial Information or that was not incurred in the ordinary course of business consistent with past practice since December 31, 2019.

(iii)	The Business Records, and all books, records and accounts of Jolokia are accurate and complete in all material respects and are maintained in all material respects in accordance with good business practice and all applicable legal requirements

(iv)	Jolokia has not guaranteed, or agreed to guarantee, and is not a party to or bound by, any debt, liability or other obligation of any Person other than as described in Schedule “D-8”. Jolokia is not indebted or under any obligation to the Jolokia Shareholders or its Affiliates on any account whatsoever.

(w)	Ordinary Course. Jolokia and the Jolokia Shareholders have conducted the Jolokia Business in the ordinary course of business consistent with past practice, and there has not been:

(i)	any incurrence, assumption or guarantee by Jolokia of any indebtedness for borrowed money;

(ii)	any making of any loan, advance or capital contributions to or investment by Jolokia in any Person;

(iii)	any Lien incurred by Jolokia; and

(iv)	any cancellation of, notice of cancellation of, or, to the best knowledge of the Jolokia Shareholders, indication of intent to cancel, changes in, amendment to or defaults on any customer or vendor, Contracts agreements or strategic alliance agreements.

(x)	Privacy Laws

(i)	Jolokia carries on and has carried on the Jolokia Business in compliance with all Applicable Laws relating to the protection of Personal Information wherever such Personal Information may be situated;

(ii)	Where consent of an individual to the collection, use or disclosure of Personal Information is required, either by law or in accordance with the Privacy Policies such consent has been obtained in accordance with Privacy Law and with the Privacy Policy;

(iii)	All Personal Information held by Jolokia or the Jolokia Shareholders was collected and is used and disclosed by Jolokia or the Jolokia Shareholders for reasonable and legitimate purposes in accordance with Applicable Law and the Privacy Policies, true and complete copies of all Privacy Policies have been provided to NexTech;

(iv)	Jolokia or the Jolokia Shareholders have not transferred Personal Information to any agent or other third-party service provider or contractor for any purpose, in violation of applicable Privacy Laws;

(v)	There are no current or unresolved requests for access to Personal Information, and, to the best knowledge of the Jolokia Shareholders, Jolokia or the Jolokia Shareholders are not the subject of a complaint, audit, review, investigation or inquiry or similar proceeding, made under any Privacy Law;

(vi)	no order has been issued, nor any recommendations made, by any privacy commissioner or other data protection authority, in respect of Jolokia or its authorized agents, of Personal Information held by or on behalf of Jolokia or of any privacy practices or procedures of Jolokia;

(vii)	Neither Jolokia nor the Jolokia Shareholders have been charged with or convicted of an offence for non-compliance with or breach of any Privacy Law nor has Jolokia or the Jolokia Shareholders been fined or otherwise sentenced for non-compliance with or breach of any Privacy Law, nor has Jolokia or the Jolokia Shareholders settled any prosecution short of conviction for non-compliance with or breach of any Privacy Law;

(viii)	Neither Jolokia nor the Jolokia Shareholders have received any notice of judgment or commencement of proceedings of any nature, or experienced any search and seizure related to, any breach or alleged breach of or non- compliance with any Privacy Law; and

(ix)	to the best knowledge of the Jolokia Shareholders, there are no facts or circumstances that could give rise to breach or alleged breach of, or non-compliance with, any Privacy Law.

(y)	Related Party Transactions. No current or former director, officer, employee or agent of Jolokia or any other insider of Jolokia or any Affiliate or associate of any of them is a party to any loan, contract, arrangement or understanding or other transactions with Jolokia.

(z)	Insurance. Jolokia is insured by third party insurers against liability, loss and damage in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets, and such insurance coverage will be continued in full force and effect to and including the Closing Date. A description of Jolokia’s insurance policies have been provided to NexTech and set forth in Schedule “D-3” is a list of all insurance policies and fidelity bonds placed by Jolokia covering the assets, business, equipment, properties, operations, employees, officers and directors of Jolokia and any claims pending thereunder. There is no claim by Jolokia pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums payable under all such policies and bonds have been paid, and Jolokia is otherwise in full compliance in all respects with the terms and conditions of all such policies and bonds. Such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) remain in full force and effect as the Closing Date. There is not any threatened termination of, or premium increase with respect to, any of such policies or bonds.

(aa)	Real Property. Jolokia does not own or lease any real property, other than the leases or other rental agreements to which Jolokia is a party are listed on Schedule “D-3.”

(bb)	Environmental. The operations of Jolokia are now and always have been in compliance with all Applicable Laws, standards or policies relating to the environment (“Environmental Laws”) including protection of the environment, and Jolokia, possess all environmental licenses, permits and approvals necessary for them to carry on the Jolokia Business. The Jolokia Shareholders, and those for whom Jolokia are responsible in law, have not caused or permitted, nor has there been, any release, discharge or disposal of any contaminant or pollutant, as those terms are defined in Environmental Laws, in, on, from, to or under any of the property owned or leased or formerly owned or leased by Jolokia or used in the operations of the Jolokia Business. There are no Environmental Claims nor, to the best knowledge of Jolokia Shareholders, are there any Environmental Claims pending, whether asserted by third parties or Governmental Authorities, involving the Jolokia Shareholders, Jolokia or the Jolokia Business, or any facts or circumstances that could give rise to an Environmental Claim.

(cc)	Contracts. Jolokia has made available to NexTech a correct and complete copy of each Contract. The Zip File contains accurate, correct and complete copies of each Contract set out in Schedule “D-3” hereto. Each Contract is valid and binding on Jolokia and each other party thereto, as applicable, and is in full force and effect (ii) no event or condition exists that constitutes, or, after notice or lapse of time or both, will constitute, a breach or default on the part of Jolokia or, on the part of any other party under any Contract. Jolokia has not provided or received any notice of any intention to terminate any Contract and there are no material disputes pending or threatened under any Contract. Except for the Contracts set out in Schedule “D-3” hereto, Jolokia is not a party to or subject to:

(i)	any contract for the purchase of materials, supplies, goods, services, equipment or other assets;

(ii)	any lease;

(iii)	any purchase, distribution or other similar agreement providing for the purchase by Jolokia of materials, supplies, goods, services, equipment, technology, software, hardware or other assets;

(iv)	any partnership, joint venture or other similar contract, arrangement or agreement;

(v)	any contract relating to indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by Jolokia, or any of its assets);

(vi)	any agreement containing a covenant not to compete or otherwise limiting Jolokia’s ability to carry on the Jolokia Business, or otherwise assume or incur any obligation or liability, with respect to the infringement, unauthorized use or disclosure, or misappropriation by Jolokia, or any other Person of the Intellectual Property rights of any Person other than Jolokia;

(vii)	any agency, dealer, sales representative or other similar agreement;

(viii)	Other than Jolokia’s existing contract with Techunt Global with respect to business operations and sales and/or licenses of Jolokia software in Pakistan, any contract or other document that limits the freedom of Jolokia to compete in any line of business or with any Person or in any area or which would so limit the freedom of Jolokia after the Closing Date;

(ix)	any contract with distributors or resellers;

(x)	any contract or agreement between Jolokia, on one hand, and the Jolokia Shareholders or any of their Affiliates, on the other hand;

(xi)	any contract or agreement with any Governmental Authority;

(xii)	any contract or agreement with respect to the acquisition, merger or disposition by Jolokia of any other Person, business, line of business or assets;

(xiii)	any employment, independent contractor, severance, change of control, consulting contract or agreement;

(xiv)	any verbal agreements and expressions of interest, letters of understanding, memoranda of understanding and like agreements or understandings between Jolokia and any third party which gives or may give rise to any payment obligation of Jolokia, including any obligation to pay royalties of any kind; or

(xv)	any other contract or commitment not made in the ordinary course of business.

(dd)	Indebtedness. Attached as Schedule “D-8” hereto is an accurate description of the debts, accounts payable, obligations or other liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) of Jolokia as of the Closing Date.

(ee)	Accounts Receivable.

(i)	Attached as Schedule “D-5” hereto is an accurate description of the Accounts Receivable as of the Closing Date; and

(ii)	All Accounts Receivable both shown on the Financial Information and currently outstanding have been accurately recorded in the accounting records of Jolokia, are bona fide, good and to the best knowledge of the Jolokia Shareholders, collectible at the full face value thereof, without discount, rebate, set-off or counterclaim. Up to the Closing Date, Jolokia’s rights in respect of Accounts Receivable and under any security related thereto have been enforced by Jolokia in accordance with normal business practices and have not been waived, modified or compromised in any manner.

(ff)	Licenses. Jolokia has not licensed or assigned any of the Assets.

(gg)	Defects. To the Actual Knowledge of the Jolokia Shareholders, there are no material programming errors or defects in the Inferno Platform.

(hh)	Required Consents and Authorizations. There is no requirement on the part of Jolokia or the Jolokia Shareholders to obtain any consent, approval or waiver of a third party to complete the transactions contemplated by this Agreement. There is no requirement on the part of Jolokia or the Jolokia Shareholders to make any filing with or give any notice to any Governmental Authority, or obtain any authorization, in connection with the completion of the transactions contemplated by this Agreement.

(ii)	Conflicting Agreements. Neither the execution nor delivery by the Jolokia Shareholders of this Agreement nor compliance by the Jolokia Shareholders with the terms and provisions hereof will: (i) conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in any violation of, any award of any arbitrator or any other agreement, any regulation, law, judgement, Order, Contract or the like to which Jolokia or the Jolokia Shareholders are subject or (ii) result in the creation of any Lien upon all or any of the Assets. The Jolokia Shareholders and Jolokia are not a party to, or otherwise subject to any provision contained in, any instrument evidencing indebtedness, any agreement relating thereto or any other contract or agreement which restricts or otherwise limits the transfer of the Jolokia Shares to NexTech.

(jj)	Litigation. No action, suit, proceeding or investigation is pending or, to the actual knowledge of the Jolokia Shareholders, is threatened against Jolokia, the Jolokia Shareholders or the Jolokia Business: (i) which questions the validity of this Agreement or the right of the Jolokia Shareholders to enter into this Agreement or seeks to prevent any of the transactions contemplated under this Agreement, (ii) which is reasonably likely to have a material adverse effect on Jolokia, the Assets or the Jolokia Business, (iii) which challenges the ownership or use, in any respect, of the Assets, the Jolokia Shares or (iv) which challenges the rights of Jolokia under or the validity of any of the Intellectual Property. There is no judgement, decree, injunction, rule or Order of any court, Governmental Authority, department, commission agency, instrumentality or arbitrator or other similar ruling outstanding against Jolokia relating to the Assets, the Jolokia Business or this transaction. No action, suit, proceeding or investigation is pending or, to the actual knowledge of the Jolokia Shareholders, is, threatened by Jolokia or the Jolokia Shareholders against any third party relating to the Assets or Jolokia Business.

(kk)	Governmental Authorizations and Regulations. To the best knowledge of the Jolokia Shareholders, Jolokia is not in violation of any laws, material governmental Orders, rules or regulations, whether federal, state or local, to which Jolokia, the Jolokia Business or the Assets are subject, except for any such violations which are not reasonably likely to have a material adverse effect on Jolokia, the Jolokia Business or the Assets. The Jolokia Shareholders have prior to the Closing Date delivered to NexTech a true and correct list of all licenses, franchises, permits and other governmental authorizations held by Jolokia that are material in connection with the Jolokia Business or related to the ownership and use of the Assets.

(ll)	Environmental. To the best knowledge of the Jolokia Shareholders:

(i)	Jolokia is in compliance in all material respects with applicable environmental laws;

(ii)	Jolokia has operated its respective businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of applicable environmental laws;

(iii)	there is no material claim or judicial or administrative proceeding which may affect Jolokia, the Jolokia Business or any Assets relating to or alleging any violation of environmental laws; and

(mm)	Manufacturing and Technology Rights. Jolokia has not granted rights to manufacture, publish, produce, assemble, license or sell the Assets or any of its technology to any other person and is not bound by any agreement which affects Jolokia’s exclusive right to manufacture, publish, produce, assemble, license, distribute or sell the Assets.

(nn)	Full Disclosure.

(i)	This Agreement and Schedules hereto and all other documents delivered by the Jolokia Shareholders to NexTech or their attorneys or agents in connection herewith or therewith or with the transactions contemplated hereby or thereby (including all information provided to NexTech in relation to NexTech’s due diligence requests, including information provided in the Zip File) when taken as a whole, do not contain any untrue statement of a material fact nor, to the best knowledge of the Jolokia Shareholders, omit to state a material fact necessary in order to make the statements contained herein or therein not misleading. To the best knowledge of Jolokia Shareholders, it has disclosed all Business Records material to Jolokia, the Jolokia Business and the Assets.

(ii)	To the best of the Jolokia Shareholders’ knowledge, information and belief, neither Jolokia nor the directors, officers, shareholders or other insiders of Jolokia have withheld from NexTech any material information necessary to enable NexTech to make an informed assessment and valuation of the business, assets and liabilities of Jolokia.

(oo)	Maintenance of Assets. Since December 31, 2019, Jolokia has: (i) maintained the Assets and the Jolokia Business in the ordinary course of business as would reasonably be expected of a careful and prudent owner, and did not enter into any other agreement affecting any rights of Jolokia or its interest in the Assets; (ii) conducted the Jolokia Business using the Assets in a reasonable and prudent manner in accordance with past practices; (iii) used good faith diligent efforts to preserve its existing business organizations and relationships with its employees, customers, suppliers, and others with whom it had a business relationship; (iv) preserved and protected its properties; (v) conducted the Jolokia Business with respect to the Assets in material compliance with all applicable laws and regulations; and (vi) maintained all registrations and applications for Intellectual Property protection for the Assets, if any, in good standing.

6.3	The express representations and warranties of Jolokia contained in this Agreement are in lieu of, and Jolokia expressly disclaims and negates, and NexTech hereby waives, any representation or warranty with respect to the quality, quantity or condition, financial or otherwise, of the Jolokia Business or the Assets or the ownership or operation of the Assets or any part thereof, other than as specifically and expressly set forth in Section 6.2 hereof. Jolokia does not make or provide, and NexTech hereby waives any warranty or representation, express or implied, as to the quality, merchantability, fitness for a particular purpose, conformity to samples, or condition of any of such Assets or any part thereof. Jolokia disclaims and negates, and NexTech hereby waives, all other representations and warranties, express, implied or statutory. The items of personal property, equipment, improvements, fixtures and appurtenances held by Jolokia and conveyed to NexTech hereunder are sold, and NexTech accepts such items, “AS IS, WHERE IS, AND WITH ALL FAULTS.” NexTech acknowledges that this waiver is conspicuous.

7.	REPRESENTATIONS AND WARRANTIES OF NEXTECH

7.1	NexTech represents and warrants to Jolokia as follows:

(a)	Organization and Standing. NexTech is a corporation duly organized, validly existing and in good standing under the laws of British Columbia.

(b)	Authority. NexTech has all requisite legal power and authority to enter into and perform this Agreement in accordance with its terms. The execution and delivery of this Agreement and the transactions contemplated hereby have been validly and duly authorized by all necessary corporate action on the part of NexTech and no further authorization or approval, whether from directors or shareholders of NexTech or governmental bodies or otherwise, is necessary to enable NexTech to enter into and perform the same; and this Agreement, when executed and delivered, will constitute the legal and binding obligation of NexTech, enforceable against NexTech in accordance with its terms.

(c)	Shares Validly Issued. When issued in compliance with the provisions of this Agreement, the Consideration Shares will be validly issued, fully paid and non- assessable, and will be free of any Liens or encumbrances; provided, however, that the Consideration Shares will be subject to the voluntary restrictions noted above and the restrictions on transfer under Canadian and United States securities laws or as otherwise required by such laws at the time a transfer is proposed.

(d)	Conflicting Agreements. Neither the execution nor delivery by NexTech of this Agreement nor compliance by NexTech with the terms and provisions hereof will conflict with, or result in a breach of (i) the terms, conditions or provisions of, or constitute a default under, or result in any violation of, the bylaws or articles of incorporation of NexTech or any agreement to which NexTech is a party, which would prevent any of the transactions contemplated under this Agreement, or (ii) any regulation, law, judgement, Order or the like to which NexTech is subject, the default or violation of which would prevent any of the transactions contemplated under this Agreement.

(e)	No Knowledge of Misrepresentation or Omission. As of the date of this Agreement, and as of the Closing Date, NexTech does not have any knowledge that any of the representations or warranties of the Jolokia Shareholders (including all statements and information contained in certificates, exhibits, schedules, lists, documents, or other instruments delivered or to be delivered by the Jolokia Shareholders to NexTech pursuant to this Agreement) is not true and correct in all material respects, and NexTech has no knowledge of any material errors in or material omissions from the schedules to this Agreement.

(f)	Disclosure. All statements and information contained in certificates, exhibits, schedules, lists, documents, or other instruments delivered or to be delivered by NexTech to Jolokia pursuant to this Agreement are deemed representations and warranties by NexTech. The representations and warranties of NexTech contained in this Agreement, and elsewhere, do not include any untrue statement of material fact or omit to state any material fact necessary to make the statements and information not misleading.

8.	INDEMNIFICATION.

8.1	Jolokia Indemnity. The Jolokia Shareholders (severally and not jointly, based upon their pro- rata percentage ownership interests in the Jolokia Shares initially, as shown on Schedule “A” hereto) and their respective assigns, heirs, executors, estate trustees, legal personal representatives and administrators agree to indemnify NexTech (and NexTech’s past, present or future directors, officers, employees, agents, predecessors, successors, associated and affiliated entities including parent companies and subsidiary companies, assigns, liquidators, receivers, receiver managers, and shareholders) and hold them harmless from and against any and all liabilities, debts, claims, actions, causes of action, losses, damages, costs or expenses (including without limitation legal and expert witnesses’ fees and expenses) (collectively, “Claims”) incurred by NexTech or its Affiliates, subsidiaries and successors directly or indirectly, to the extent that such liabilities, losses, damages, costs or expenses are occasioned by, caused by or arise out of:

(a)	Jolokia’s past operation and ownership of the Assets and the Jolokia Business;

(b)	any breach of any of the representations or warranties or failure to perform any of the covenants made by the Jolokia Shareholders in this Agreement, or any certificate, exhibit, instrument or other document delivered pursuant to this Agreement;

(c)	any severance, compensation (deferred or otherwise), vacation entitlement, bonus, change of control payments or such other payment obligations of Jolokia to Persons who were employees or contractors of Jolokia prior to Closing;

(d)	the Jolokia Employees excluding the Jolokia Shareholders (the “Other Employees”), the employment of the Other Employees prior to Closing and/or the continued employment of the Other Employees following Closing; or

(e)	any debts, claims, liabilities, or obligations of Jolokia not expressly disclosed to NexTech in this Agreement.

8.2	Rights and Benefits. NexTech will obtain and hold the rights and benefits of this Section in trust for and on behalf of such party’s past, present or future directors, officers, employees, agents, predecessors, successors, associated and affiliated entities including parent companies and subsidiary companies, assigns, liquidators, receivers, receiver managers, and shareholders. The provisions of this Section are intended for the benefit of, and will be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, NexTech hereby confirms that it is acting as agent on their behalf.

8.3	Set-Off. NexTech may set off any financial costs incurred which are covered under this indemnity against their remaining obligations to the Jolokia Shareholders hereunder including the issuance of any Earn-Out Shares but excluding obligations under Section 3(b) of the Employment Agreements. Notwithstanding anything contained herein, the Parties agree that if at the Determination Date, NexTech has incurred financial costs which are covered under the indemnity granted in Section 8.1 herein, then such amount will be subtracted from the aggregate gross revenue amount of Inferno Platform Bookings prior to determining the number of Earn-Out Shares issuable to the Jolokia Shareholders under Section 2.5 herein.

8.4	NexTech Indemnity. NexTech and its successors agree to indemnify the Jolokia Shareholders (and their respective assigns, heirs, executors, estate trustees, legal personal representatives and administrators) and hold them harmless from and against any and all Claims by Jolokia or its Affiliates, subsidiaries and successors directly or indirectly, to the extent that such liabilities, losses, damages, costs or expenses are occasioned by, caused by or arise out of:

(a)	NexTech’s operation and ownership of the Assets and the Jolokia Business following the Closing Date, excluding: (i) any Claims occasioned by, caused by or arising out of the Jolokia Shareholders’ own negligence, dishonesty, fraud, deceit, or willful misconduct in connection with the Jolokia Shareholders’ involvement with Jolokia or the Jolokia Business; (ii) any Claims occasioned or caused by customers and clients of Jolokia existing prior to the Closing Date; and (iii) any Claims occasioned by, caused by or arising out the actions or inaction of the Jolokia Shareholders prior to Closing; or

(b)	any breach of any of the representations or warranties or failure to perform any of the covenants made by NexTech in this Agreement, or any certificate, exhibit, instrument or other document delivered pursuant to this Agreement, other than the Employment Agreement and Non-Competition Agreements delivered pursuant to this Agreement.

8.5	Limitation on Jolokia Indemnity. Notwithstanding Section 8.1 above, the Jolokia Shareholders shall have no obligation to indemnify NexTech: (a) unless and until the total value of the Claims to be indemnified by the Jolokia Shareholders under Section 8.1 exceeds (“NexTech Basket”), in which case NexTech shall be entitled to seek indemnification for all Claims, starting from the first dollar of liability in excess of the NexTech Basket; and (b) to the extent that: (i) the dollar amount of the Claims under Section 8.1 to be indemnified by the Jolokia Shareholders (that are not covered by insurance) exceeds the amount of which amount shall represent the maximum liability of the Jolokia Shareholders hereunder, or (ii) the Claim under Section 8.1 is brought more than twenty four (24) months after the Closing Date. Notwithstanding the foregoing: (A) in no event will NexTech be entitled to indemnification for any Claims under Section 8.1 unless and until it has used reasonable commercial efforts to pursue (not including litigation) all claims for insurance available to it and its Affiliates with respect to such Claims, and (B) the indemnification rights provided for in this Section 8.5 shall be NexTech’s exclusive remedy against the Jolokia Shareholders with respect to Claims under Section 8.1. Without limiting the foregoing, in no event shall NexTech, its Affiliates, successors or assigns be entitled to claim or seek consequential or punitive damages, lost profits, or damages calculated as a multiple of earnings or any other financial measure (including net income, EBIT or EBITDA or similar measures), with respect to any Claims under Section 8.1. NexTech further acknowledges and agrees that the Jolokia Shareholders may, at their sole option, elect to satisfy any indemnification of Claims under Section 8.1 by surrendering to NexTech, NexTech Shares owned by the Jolokia Shareholders with a “fair market value” equal to the amount of the Claims for which NexTech is entitled to indemnification hereunder. For greater certainty, “fair market value” of the NexTech Shares will be based on the VWAP of NexTech Shares on the CSE (or such other stock exchange where the majority of the trading volume occurs) for the twenty (20) trading days prior to the date that NexTech first provides notice to the Jolokia Shareholders of such Claim.

8.6	Limitation on NexTech Indemnity. Notwithstanding Section 8.4 above, NexTech shall have no obligation to indemnify the Jolokia Shareholders: (a) unless and until the total value of the Claims to be indemnified by NexTech under Section 8.4 exceeds (“Jolokia Basket”), in which case the Jolokia Shareholders shall be entitled to seek indemnification for all Claims, starting from the first dollar of liability in excess of the Jolokia Basket; and (b) to the extent that: (i) the dollar amount of the Claims under Section 8.4 to be indemnified by NexTech (that are not covered by insurance) exceeds the aggregate amount of which amount shall represent the maximum liability of NexTech to the Jolokia Shareholders (in aggregate) hereunder, or (ii) the Claim under 8.4 is brought more than twenty four (24) months after the Closing Date. Notwithstanding the foregoing in no event will the Jolokia Shareholders be entitled to indemnification for any Claims under Section 8.4 unless and until they have used reasonable commercial efforts to pursue (not including litigation) all claims for insurance available to them and their Affiliates with respect to such Claims. (B) the indemnification rights provided for in this Section 8.6 shall be the Jolokia Shareholders exclusive remedy against NexTech with respect to Claims under Section 8.4. Without limiting the foregoing, in no event shall the Jolokia Shareholders, their Affiliates, successors or assigns be entitled to claim or seek consequential or punitive damages, lost profits, or damages calculated as a multiple of earnings or any other financial measure (including net income, EBIT or EBITDA or similar measures), with respect to any Claims under Section 8.4. NexTech’s indemnification obligations contained in this Section 8.6 are in addition to and will in no event limit NexTech’s indemnification obligations in favor of Jolokia and the Jolokia Shareholders set forth in Section 2.2 with respect to the Jolokia Indebtedness.

8.7	Survival of Representations and Warranties. All of the representations and warranties set forth in this Agreement will survive the execution and delivery of this Agreement and the Closing Date for a period of twenty-four (24) months.

8.8	Supplemental Disclosure Schedules. Each schedule and exhibit attached hereto shall be amended or updated at any time, and from time to time, at or prior to the Closing upon delivery by Jolokia of a Supplemental Disclosure Schedule setting forth such amendment or updated information hereafter arising or discovered which, if known or existing on the date of this Agreement, would have been required to be set forth or listed in this Agreement or any schedule hereto (a “Supplemental Disclosure Schedule”). Upon delivery of a Supplemental Disclosure Schedule, each schedule shall include any and all information included in such Supplemental Disclosure Schedule and all representations and warranties with respect to such schedule shall be deemed amended effective as of the date hereof to reflect all such information disclosed therewith. If NexTech believes any information included in a Supplemental Disclosure Schedule constitutes a material adverse effect upon NexTech’s intended ownership and operation of the Jolokia Business (either individually or in the aggregate with all previously delivered Supplemental Disclosure Schedules), NexTech must so notify Jolokia in detail in writing promptly after delivery of such Supplemental Disclosure Schedule. If NexTech does not so notify Jolokia within five (5) business days of delivery of such Supplemental Disclosure Schedule, the updated information included in such Supplemental Disclosure Schedule shall be included for all purposes of disclosure hereunder and NexTech shall be precluded from claiming that such updated information included in such Supplemental Disclosure Schedule constitutes a material adverse effect upon the Jolokia Business or NexTech’s intended ownership and operation thereof.

9.	POST-CLOSING COVENANTS

9.1	Further Assurances. The Jolokia Shareholders will not voluntarily undertake any course of action which interferes in any way with the rights obtained by NexTech hereunder or is otherwise inconsistent with the satisfaction of its obligations or agreements set forth in this Agreement. The Jolokia Shareholders hereby agree not to contest Jolokia’s ownership of the Intellectual Property, Jolokia’s title to the Assets or NexTech’s ownership of the Jolokia Shares. The Jolokia Shareholders will execute, acknowledge and deliver any further assignments, bills of sale, conveyances and other assurances, documents and instruments of transfer, consistent with the terms of this Agreement, which are reasonably requested and prepared by NexTech or its counsel and will take any other action, consistent with the terms of this Agreement, that may be reasonably requested and prepared by NexTech or its counsel for the purpose of assigning, transferring, granting, conveying, and selling to NexTech the Jolokia Shares and completing the transactions contemplated herein.

9.2	Confidentiality. From and after the Closing Date, to the maximum extent permitted by Applicable Law, all technical, marketing and other information directly relating to Jolokia, the Jolokia Business, the Assets and Intellectual Property will at all times be and remain the sole and exclusive property of Jolokia and NexTech. At all times after the Closing Date, the Jolokia Shareholders will retain in strictest confidence, and will not disclose to third parties or use for its benefit or for the benefit of any third party, all information under this Agreement or disclosed by NexTech or in any other way relating to Jolokia, the Assets or the Jolokia Business. The Jolokia Shareholders understand and agree that NexTech’s and Jolokia’s remedies at law for a breach by the Jolokia Shareholders of its obligations under this Section will be inadequate and that NexTech and/or Jolokia will, in the event of any such breach, be entitled to equitable relief (including without limitation injunctive relief and specific performance) in addition to all other remedies provided under this Agreement or available to NexTech and/or Jolokia at law.

10	TERMINATION

10.1	Termination. This Agreement will terminate if the Parties have agreed in writing, evidenced by signatures on behalf of all Parties, delivered each to the other, to terminate this Agreement.

11	GENERAL PROVISIONS

11.1	Governing Law. This Agreement will be governed by and interpreted in accordance with the laws of British Columbia and the federal laws of Canada applicable therein, and the Parties hereby attorn to the exclusive jurisdiction of the courts of British Columbia.

11.2	Assignment. This Agreement may not be assigned by any Party without the prior written consent of all other Parties, which consent may be withheld in the other Party’s sole and absolute discretion.

11.3	Waiver. Any waiver, consent or the like must be in writing. Waiver of any provisions herein by any party hereto will not be construed as a waiver of any other provisions or terms of this Agreement.

11.4	Notice. All notices and other communications provided for herein will be in writing and will be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or by email or other electronic means indicating the date of receipt:

(a)	if to NexTech, at the address provided on page 1 of this Agreement or by email to <FNBJM BEESFTT SFEBDUFE>

(b)	if to the Jolokia Shareholders, at the addresses and email addresses provided on Schedule “A” of this Agreement.

11.5	Time of the Essence. Time will be of the essence of this Agreement.

11.6	Expenses. Each Party will bear its own expenses and legal fees incurred on its behalf with respect to this Agreement and the transaction contemplated hereby.

11.7	Severability. If any one or more of the provisions contained herein should be held to be invalid, unenforceable or illegal in any respect in any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

11.8	Independent Legal Advice. Each Party has had the opportunity to receive legal advice in connection with the execution of this Agreement and each Party has either received such legal advice as such party has deemed necessary or such Party has waived the right to such legal advice. In addition, each Jolokia Shareholder acknowledges that it has not received or relied on legal advice from Morton Law LLP in connection with this Agreement and the transactions contemplated herein.

11.9	Enurement. This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors, permitted assigns, heirs, administrators and legal representatives.

11.10	Rights of Third Parties. Nothing contained in this Agreement, express or implied, will be deemed to confer any rights or remedies upon, or obligate any of the Parties, to any person or entity.

11.11	Publicity. The terms of this Agreement will be considered confidential information of NexTech. The Jolokia Shareholders agree that the specific provisions hereof will not be revealed or disclosed by it without the prior written consent of NexTech except to the extent such disclosure is required by applicable law or regulation. NexTech will issue press releases and make public statements with respect to this Agreement and the Closing as it may choose, acting reasonably.

11.12	Currency. Unless otherwise stated, all dollar references to C$ or $ in this Agreement refer to the lawful currency of Canada and all dollar references to US$ in this Agreement refer to the lawful currency of the United States.

11.13	Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof, including the Letter of Intent.

11.14	Time of the Essence. Time will be of the essence in this Agreement.

11.15	Further Assurances. Upon the written request of any of the parties, the other parties agree to furnish such additional further assurances or documents as may be reasonably necessary to carry out the intent, purposes and terms of this Agreement.

11.16	Amendment. This Agreement may only be changed by an agreement in writing, duly executed by the party or parties against which enforcement, waiver, change, modification or discharge is sought.

11.17	Counterparts. This Agreement may be executed by the Parties in any number of counterparts, including by way of email or other electronic means, and each of which will be deemed to be an original and all of which, collectively, will be deemed to be one and the same instrument.

11.18	Dispute Resolution. In the event that any material controversy or dispute arises between the parties hereto with respect to the enforcement or interpretation of this Agreement, or of any specific terms and provisions set forth herein, the parties shall use their reasonable best efforts and due diligence to reach an agreement for the resolution of such controversy or dispute. In the event that the parties are unable to resolve any such controversy or dispute within thirty (30) days, such controversy or dispute shall be submitted to a disinterested third party mediator chosen by the parties for nonbinding mediation conducted by the JAMS – San Jose Office of Dispute Resolution prior to either party’s instituting any formal legal action at law. However, the foregoing provisions of this Section 11.18 shall not be interpreted to restrict either party’s right to pursue equitable relief from a court of competent jurisdiction at any time or to terminate this Agreement in accordance with Section 10.1 above.

11.19	Attorney-Client Privilege. The Parties acknowledge and agree that Witham Mahoney & Abbott, LLP, Jolokia’s outside counsel (“WMA”), has acted as legal counsel to the Jolokia Shareholders and Jolokia prior to the Closing, and that WMA intends to act as legal counsel to the Jolokia Shareholders and/or their Affiliates after the Closing. NexTech hereby waives, and shall cause Jolokia following Closing to waive, any conflicts that may arise in connection with WMA representing any of the Jolokia Shareholders after the Closing as such representation may relate to the Jolokia Shareholders, their Affiliates or the transactions contemplated hereby. In addition, all communications involving attorney-client confidences between any Jolokia Shareholders or Jolokia and WMA in the course of due diligence, negotiation, documentation and/or consummation of the transactions contemplated hereby (the “Engagement”) shall be deemed to be attorney-client confidences that belong solely to the Jolokia Shareholders. Accordingly, neither NexTech nor Jolokia following the Closing shall have access to any such communications, or to the files of WMA relating thereto, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing: (a) the Jolokia Shareholders shall be the sole holders of the attorney- client privilege with respect to the Engagement and neither NexTech nor Jolokia shall be the holder thereof, (b) to the extent the files of WMA in respect of the Engagement constitute property of the client, only the Jolokia Shareholders shall hold such property rights, and (iii) WMA shall not have any duty whatsoever to reveal or disclose any such attorney-client communications or files to NexTech or Jolokia following the Closing by reason of the attorney-client relationship between WMA and Jolokia or otherwise. In addition, NexTech agrees that no officer, director, member or manager of Jolokia following the Closing shall have the ability to waive any such attorney-client privilege on behalf of Jolokia. Notwithstanding anything contained herein to the contrary, in the event that a dispute arises between Jolokia and a third party (other than a party to this Agreement) after the Closing, Jolokia may assert the attorney-client privilege to prevent disclosure of confidential communications between WMA and the Jolokia Shareholders and/or Jolokia; provided, however, that neither NexTech nor Jolokia may waive such privilege without the written consent of the Jolokia Shareholders, unless such disclosure is required under Applicable Law.

[Signature Page Follows]

IN WITNESS WHEREOF the parties have executed this Agreement on the date first above written.

NEXTECH AR SOLUTIONS CORP.

Per:	“Evan Gabppelberg”
Authorized Signatory

Evan Gappelberg CEO
Print Name & Title

Signed, sealed and delivered by
PETER MASTIN in the presence of:

Signature of Witness	PETER MASTIN

Name of Witness

Signed, sealed and delivered by
MARK PACE in the presence of:

Signature of Witness	MARK PACE

Name of Witness

IN WITNESS WHEREOF the parties have executed this Agreement on the date first above written.

NEXTECH AR SOLUTIONS CORP.

Per:
Authorized Signatory

Print Name & Title

Signed, sealed and delivered by	)
PETER MASTIN in the presence of:	)
)
)
)
Signature of Witness	)	“Peter Mastin”
	)	Peter Mastin
)
Karen Miller	)
Name of Witness	)

Signed, sealed and delivered by	)
MARK PACE in the presence of:	)
)
)
Signature of Witness	)	“Mark Pace”
	)	MARK PACE
)
)
Karen Miller	)
Name of Witness	)

Signed, sealed and delivered by	)
DANIEL SEOANE in the presence of:	)
)
)
)
Signature of Witness	)	“Daniel Seoane”
DANIEL SEOANE
)
Karen Miller	)
Name of Witness	)

Signed, sealed and delivered by	)
JOHN MITCHELL in the presence of:	)
)
)
)
Signature of Witness	)	“John Mitchell”
JOHN MITCHELL
)
)
Karen Miller	)
Name of Witness

SCHEDULE A

Jolokia Shareholders

No.	Name of Shareholder	Addresses of Shareholder	Number of Shares of Common Stock of Jolokia	% of total issued and outstanding shares
1.	Peter Mastin		238,900	23.89%
2.	Mark Pace		580,600	58.06%
3.	Daniel Seoane		108,300	10.83%
4.	John Mitchell		72,200	7.22%
	TOTAL:		1,000,000	100%

A-1

SCHEDULE B-1

CONSIDERATION SHARES

No.	Name of Shareholder	Number of Consideration Shares Issuable (prior to subtracting Collateral Shares)	Number Collateral Shares (registered to NexTech)	Number of Consideration Shares Issuable to Jolokia Shareholder on the Closing Date (after subtracting Collateral Shares)	Pro-Rata % of Consideration Shares issuable
1.	Peter Mastin	238,900	23,890	215,010	23.89%
2.	Mark Pace	580,600	58,060	522,540	58.06%
3.	Daniel Seoane	108,300	10,830	97,470	10.83%
4.	John Mitchell	72,200	7,220	64,980	7.22%
	TOTAL:	1,000,000	100,000	900,000	100%

EARN-OUT SHARES PERCENTAGES

No.	Name of Shareholder	Earn-Out Share Ownership Percentages
1.	Peter Mastin	20.0%
2.	Mark Pace	30.0%
3.	Daniel Seoane	30.0%
4.	John Mitchell	20.0%

SCHEDULE B-2

EARN-OUT SHARES

New Bookings		Aggregate Value Worth of Earn-Out Shares to be Issued
US$	200,000	US$	200,000
US$	300,000	US$	300,000
US$	400,000	US$	400,000
US$	500,000	US$	500,000
US$	600,000	US$	600,000
US$	700,000	US$	700,000
US$	800,000	US$	800,000
US$	900,000	US$	900,000
US$	1,000,000	US$	1,500,000
US$	1,100,000	US$	1,600,000
US$	1,200,000	US$	1,700,000
US$	1,300,000	US$	1,800,000
US$	1,400,000	US$	1,900,000
US$	1,500,000	US$	2,000,000
US$	1,600,000	US$	2,100,000
US$	1,700,000	US$	2,200,000
US$	1,800,000	US$	2,300,000
US$	1,900,000	US$	2,400,000
US$	2,000,000	US$	2,500,000
US$	2,100,000	US$	2,600,000
US$	2,200,000	US$	2,700,000
US$	2,300,000	US$	2,800,000
US$	2,400,000	US$	2,900,000
US$	2,500,000	US$	3,000,000
US$	2,600,000	US$	3,100,000
US$	2,700,000	US$	3,200,000
US$	2,800,000	US$	3,300,000
US$	2,900,000	US$	3,400,000
US$	3,000,000	US$	3,500,000
US$	4,000,000	US$	4,000,000

SCHEDULE B-3

VOLUNTARY RESALE RESTRICTIONS

The Consideration Shares and the Earn Out Shares will be subject to the following voluntary resale restrictions and release schedule:

Release	Amount
4 months and one day after the date of issuance	10%
5 months and one day after the date of issuance	10%
6 months and one day after the date of issuance	10%
7 months and one day after the date of issuance	10%
8 months and one day after the date of issuance	10%
9 months and one day after the date of issuance	10%
10 months and one day after the date of issuance	10%
11 months and one day after the date of issuance	10%
12 months and one day after the date of issuance	10%
13 months and one day after the date of issuance	10%
TOTAL:	100%

Schedule B-4

Registration and Delivery Instructions

The Jolokia Shareholder irrevocably directs NexTech register and deliver the NexTech Shares as follows, and the Jolokia Shareholders represents and warrants to NexTech that the Jolokia Shareholder is the beneficial owner of any bank or brokerage account listed below (complete registration and delivery instructions below):

Registration Instructions:	Delivery Instructions (if different):

Name	Contact name/account reference

Address (including postal code)	Address (including postal code)

Phone number and email address	Contact phone number and email address

Dated:                            , 2020.

Print name

Signature

SCHEDULE C

UNITED STATES INVESTOR REPRESENTATIONS

TO:	NexTech AR Solutions Corp. (the “Issuer”)

The undersigned (the “Subscriber”) understands and agrees that the common shares of the Issuer (the “Securities”) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or applicable state securities laws, and the Securities are being offered and sold on behalf of the Issuer to the Subscriber in reliance upon Rule 506(b) of Regulation D under the 1933 Act.

(a)	The Subscriber represents, warrants and covenants (which representations, warranties and covenants will survive the Closing) to the Issuer (and acknowledges that the Issuer is relying thereon) that it is purchasing the Securities for its own account for investment purposes only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Securities in the United States; provided, however, that the Subscriber may sell or otherwise dispose of any of the Securities pursuant to registration thereof pursuant to the 1933 Act and any applicable state securities laws or under an exemption from such registration requirements;

(b)	it understands that if it decides to offer, sell or otherwise transfer the Securities, it will not offer, sell or otherwise transfer any of such securities directly or indirectly, unless:

(i)	the transfer is to the Issuer;

(ii)	the transfer is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the 1933 Act and in compliance with applicable local laws and regulations;

(iii)	the transfer is made in compliance with the exemption from the registration requirements under the 1933 Act provided by Rule 144 thereunder, if available, and in accordance with applicable state securities laws; or

(iv)	the Securities are transferred in a transaction that does not require registration under the 1933 Act or any applicable state laws and regulations governing the offer and sale of securities;

provided, that it has prior to such sale furnished to the Issuer an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Issuer;

(c)	the Subscriber has a personal or business relationship with the Issuer or any of its officers, directors or controlling persons;

(d)	it understands that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, the certificates representing the Shares will bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEXTECH AR SOLUTIONS CORP. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT (“REGULATION S”); OR (C) IN ACCORDANCE WITH ANY OTHER REGISTRATION EXEMPTION EVIDENCED BY AN OPINION OF COUNSEL OF RECOGNIZED STANDING AND REASONABLY ACCEPTABLE TO THE COMPANY AND THE TRANSFER AGENT, AVAILABLE UNDER THE SECURITIES ACT AND APPLICABLE STATE LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR ELSEWHERE.

A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY”, MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S AND APPLICABLE FOREIGN LAW.”

provided, that if Securities are eligible to be sold under clause (B) above, the legend set forth above may be removed by providing a declaration to the Issuer and its transfer agent in the form attached hereto as Appendix 1 or as the Issuer may from time to time prescribe, to the effect that the sale of the Securities is being made in compliance with Rule 904 of Regulation S under the 1933 Act;

provided further, that if any of the Securities are being sold pursuant to Rule 144 of the 1933 Act, the legend may be removed by delivery to the Issuer’s transfer agent of an opinion satisfactory to the Issuer to the effect that the legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(e)	it has had the opportunity to ask questions of and receive answers from the Issuer regarding the investment, and has received all the information regarding the Issuer that it has requested;

(f)	it consents to the Issuer making a notation on its records or giving instruction to the registrar and transfer agent of the Issuer in order to implement the restrictions on transfer set forth and described herein;

(g)	it understands and acknowledges that the Issuer has no obligation or present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Securities in the United States;

(h)	the address of the Subscriber at which the Subscriber received and accepted the offer to purchase the Securities is the address provided to NexTech in Schedule “A” of the Agreement;

(i)	it acknowledges that it has not purchased the Securities as a result of any form of General Solicitation or General Advertising as those terms are used in Regulation D under the 1933 Act;

(j)	it understands and agrees that there may be material tax consequences to the Subscriber of an acquisition, disposition or exercise of any of the Securities; the Issuer gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of the undersigned’s acquisition or disposition of such Securities; in particular, no determination has been made whether the Issuer will be a “passive foreign investment company” (“PFIC”) within the meaning of Section 1291 of the United States Internal Revenue Code;

(k)	it understands and agrees that the financial statements of the Issuer have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(l)	it is capable by reason of knowledge and experience in financial and business matters in general, and investments in particular, of assessing and evaluating the merits and risks of an investment in the Securities, and is and will be able to bear the economic loss of its entire investment in any of the Securities and can otherwise be reasonably assumed to have the capacity to protect its own interest in connection with the investment; and

(m)	acknowledges and agrees that it has not purchased the Securities as a result of, and will not itself engage in, any “directed selling efforts” (as defined in Regulation S under the 1933 Act) in the United States in respect of the Securities which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the Securities.

The Subscriber undertakes to notify the Issuer immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein which takes place prior to the Closing.

If a Corporation, Partnership or Other Entity:	If an Individual:

Name of Entity	Signature

Type of Entity	Print or Type Name

Signature of Person Signing

Dated: .
Print or Type Name and Title of Person Signing

Appendix 1 to Schedule “C”

United States Investor Representations

FORM OF DECLARATION FOR REMOVAL OF LEGEND

PURSUANT TO REGULATION S

TO: Registrar and transfer agent for the common shares of NexTech AR Solutions Corp. (the “Issuer”):

The undersigned in connection with a sale of the subject securities (A) acknowledges that the sale of the securities of the Issuer to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that: (1) the undersigned is not an “affiliate” (as that term is defined in Rule 405 under the U.S. Securities Act) of the Issuer or a distributor or an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a recognized stock exchange in Canada and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U. S. Securities Act. Unless otherwise specified, terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:                                    .

Signature of individual (if Subscriber is an individual)

Authorized signatory (if Subscriber is not an individual)

Name of Subscriber (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

SCHEDULE D-1

Assets

1.	Intellectual Property (listed in Schedule “D-2”)

2.	Contracts (listed in Schedule “D-3”)

3.	Accounts Receivable (listed in Schedule “D-5”)

4.	Computer Software (listed in Schedule “D-6)”

5.	Goodwill

6.	Books and Records

SCHEDULE D-2

Intellectual Property

[Information redacted]

SCHEDULE D-3

Contracts

[Information redacted]

SCHEDULE D-4

Jolokia Employees

[Information redacted]

SCHEDULE D-5

Accounts Receivable

[Attached]

[Information redacted]

SCHEDULE D-6

Computer Software

[Information redacted]

SCHEDULE D-7

Financial Information

[Information redacted]

SCHEDULE D-8

Jolokia Indebtedness

US$100,000 line of credit payable to Chase Bank and bearing interest at a variable rate of 5.80%

SCHEDULE E

EMPLOYMENT AGREEMENT

[Attached]

[Information redacted]

E-1

SCHEDULE F

NON-COMPETITION AGREEMENT

[Attached]

[Information redacted]

F-1